Exhibit 12

CenturyTel, Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	Year ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Net income before extraordinary item	$511,254	365,732	418,370
Income taxes	301,881	194,357	200,572

Pre-tax income before extraordinary item	813,135	560,089	618,942

Adjustments to earnings:
Fixed charges	373,913	204,872	214,775
Capitalized interest	(3,480)	(2,409)	(1,278)
Preferred stock dividends	(19)	(246)	(591)
Gross earnings from unconsolidated cellular partnership	(19,087)	(12,044)	(14,578)
Distributed earnings from unconsolidated cellular partnership	20,100	15,960	10,229

Earnings, as adjusted	$1,184,562	766,222	827,499

Fixed charges:
Interest expense	$370,414	202,217	212,906

Interest capitalized	3,480	2,409	1,278
Preferred stock dividends (pre-tax)	19	246	591
Total fixed charges	$373,913	204,872	214,775

Ratio of earnings to fixed charges and preferred stock dividends	3.17	3.74	3.85